UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated May 10, 2013, announcing that the Company has entered into forward agreements for Sevan Drilling ASA shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 17, 2013

SEADRILL LIMITED (Registrant)

By:	/s/ Georgina Sousa
Georgina Sousa Secretary

EXHIBIT 99.1

SDRL - Disclosure regarding Sevan Drilling ASA

Hamilton, Bermuda, May 10, 2013 - We refer to the press releases dated January 30, 2013 and February 7, 2013 which announced the forward agreements for Seadrill Limited's ("Seadrill") holdings in Sevan Drilling ASA ("Sevan") shares.

We have rolled forward these agreements subsequent to the prior agreements' expiration.

Seadrill has entered into a forward agreement for 96,000,000 Sevan shares expiring August 6, 2013 with a strike price of NOK 4.02.

Additionally, Seadrill has entered into a forward agreement for 81,828,500 Sevan shares expiring August 6, 2013 with a strike price of NOK 4.01.

As previously disclosed, Seadrill will not directly hold any shares in Sevan, but will be exposed through forward agreements to 177,828,500 shares, or 29.9 percent of Sevan's outstanding shares.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.